LIQUIDMETAL TECHNOLOGIES, INC.

20321 Valencia Circle

Lake Forest, CA 92630

December 3, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Margaret Sawicki

Re:	Acceleration of Effective Date Liquidmetal Technologies, Inc.
Registration Statement on Form S‑1 (File No. 333-283411) Filed November 22, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Gaia, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act at 4:00 p.m., Eastern Time, on December 5, 2024, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Curt Creely of Foley & Lardner LLP, counsel to the Registrant, of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours, Liquidmetal Technologies, Inc. By: /s/ Tony Chung Tony Chung Chief Executive Officer